23 December 2002


Corus Group plc


The following Directors of the Company purchased Corus Group plc shares at 22.75 pence per share on 20 December 2002 under the Corus Group Employee Share Ownership Plan.


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                                         No of Shares Purchased
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A P Pedder                               550
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D M Lloyd                                550
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Following this notification, the directors shareholdings are:

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                                         No of Shares Held
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A P Pedder                               101,688
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D M Lloyd                                  4,250
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END